Exhibit 2(d)

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2021, InterContinental Hotels Group PLC (the “Company” or “IHG”) had the following series of securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol	Name of each exchange on which registered
American Depositary Shares	IHG	New York Stock Exchange
Ordinary Shares of 20 340/399 pence each	IHG	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Capitalized terms used but not defined herein have the meanings given to them in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

ORDINARY SHARES

The following is a summary of the material terms of the ordinary shares of nominal value of 20 340/399, as set forth in our Articles of Association and the material provisions of U.K. law. This description is a summary and does not purport to be complete. You are encouraged to read our Articles of Association, which are filed as an exhibit to the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, incorporated by reference into this document.

Share Capital

The Company’s issued share capital at December 31, 2021 consisted of 187,717,720 ordinary shares of 20 340/399 pence each, including 3,701,408 shares held in treasury, which constituted 1.97% of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2021, 1,360,000 shares were transferred from treasury to the employee share ownership trust.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value-creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Trading Markets

The principal trading market for the Company’s ordinary shares is the London Stock Exchange (LSE). The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. The Company has a sponsored ADR facility with J.P. Morgan Chase Bank, N.A. as ADR Depositary.

Rights Attaching to Ordinary Shares

Dividend Rights and Rights to Share in the Company’s Profits

Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act. No dividend will bear interest as against the Company.

Holders of the Company’s ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

The Company’s Board of Directors may declare and pay to shareholders such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the shareholders, the Board of Directors may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company). Any dividend unclaimed by a member (or by a person entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law) after six years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting Rights

The holders of ordinary shares are entitled, in respect of their holdings of such shares, to receive notice of general meetings and to attend, speak and vote at such meetings in accordance with the Articles.

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. Resolutions put to the members at electronic general meetings shall be voted on by a poll, which poll votes may be cast by such electronic means as the Board in its sole discretion deems appropriate for the purposes of the meeting.

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•	The Chair of the meeting;

•	At least five shareholders present in person or by proxy and entitled to vote at the meeting;

•	Any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•

Any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting and on which there have been paid up sums in the aggregate at least equal to one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds:

•

An ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of the Auditor, the increase of share capital or the grant of authority to allot shares.

•

A special resolution, which includes resolutions amending the Articles, disapplying statutory pre-emption rights, modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up or changing the Company’s name.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons present and entitled to vote at a meeting at which there is a quorum.

Special resolutions require the affirmative vote of not less than three quarters of the persons present and entitled to vote at a meeting at which there is a quorum.

AGMs must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The Board of Directors may, if they choose, make arrangements for shareholders, who are unable to attend the place of the meeting, to participate at other places. The Articles also allow for shareholders to attend and participate in shareholder meetings by electronic means.

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of that class.

Rights in a Winding-Up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them:

•	After the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	Subject to any special rights attaching to any class of shares.

This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the Company’s assets in kind.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares, other than the limitations that would generally apply to all of the Company’s shareholders.

Exchange controls and restrictions on payment of dividends

Other than economic sanctions which may be in force in the UK from time to time, there are no restrictions under the Articles or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares or the ADSs. In addition, the Articles contain certain limitations on the voting and other rights of any holder of ordinary shares whose holding may, in the opinion of the Directors, result in the loss or failure to secure the reinstatement of any licence or franchise from any US governmental agency held by Six Continents Hotels, Inc. or any subsidiary thereof.

Share Awards and Grants to Employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company’s share plans incorporate the current Investment Associations’ guidelines on dilution which provide that commitments to new shares or re-issue treasury shares under executive plans should not exceed 5% of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period.

As at December 31, 2021, no options were outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee Share Ownership Trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards.

In July 2019, shares held in the ESOT that had been allocated to share plan participants under the Annual Performance Plan were transferred to Equatex UK Limited (now Computershare Investor Services Plc) where they are held in a nominee account on behalf of those participants (Nominee). The shares held by the Nominee have been allocated to share plan participants on terms that entitle those participants to request or require the Nominee to exercise the voting rights relating to those shares. The Nominee shall exercise those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms continue to be held by the ESOT and the trustee may vote or abstain from exercising their voting rights in relation to those shares, or accept or reject any offer relating to the shares, in any way it sees fit.

As at 31 December 2021, the Nominee held 202,422 ordinary shares in the Company, in the form of unvested share plan awards, allocated to Annual Performance Plan share plan participants.

Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less.

AMERICAN DEPOSITARY SHARES

The following is a summary of the general terms and provisions of the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) under which the Depositary will deliver the American Depositary Shares (“ADSs”). The Deposit Agreement is among us, J.P. Morgan Chase Bank, N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADSs issued under it. This summary does not purport to be complete. You should read the Deposit Agreement, which we have filed with the SEC as an exhibit to the Form F-6EF filed on April 15, 2015. You may also read the Deposit Agreement at the corporate trust offices of J.P. Morgan Chase Bank, N.A. The principal executive office of the Depositary and its corporate trust office is currently located at J.P. Morgan Depositary Receipts, 83 Madison Avenue, Floor 11, New York, NY 10179, United States.

American Depositary Shares

The Company’s ordinary shares are listed on the NYSE in the form of ADSs, evidenced by American Depositary Receipts (“ADRs”) and traded under the symbol ‘IHG’. Each ADR represents one ordinary share.

Voting Rights

The Deposit Agreement has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend the Company’s general meetings in person. ADR holders exercise their voting rights by instructing the Depositary to exercise the voting rights attached to the registered ordinary shares underlying the ADRs. The Depositary exercises the voting rights for registered ordinary shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee pursuant to paragraph 12 of the form of ADR. The same voting restrictions apply to ADR holders as to those holding ordinary shares of the Company (i.e., the application of the United Kingdom Disclosure and Transparency Rules with regard to the notification to the Company of certain interests in the Company).

As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares or other deposited securities, the Depositary will distribute to holders a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each holder on the record date set by the Depositary therefor will, subject to any provisions of United Kingdom law, be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon actual receipt by the ADR department of the Depositary of instructions of a holder on such record date in the manner and on or before the time established by the Depositary for such purpose, the Depositary will endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any deposited securities. To the extent such instructions are not so received by the Depositary from any holder, the Depositary shall deem such holder to have so instructed the Depositary to give a discretionary proxy to a person designated by the Company and the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to give a discretionary proxy to a person designated by the Company to vote the deposited securities represented by the ADSs evidenced by such holder’s ADRs as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter (a) as to which the Company informs the Depositary (and the Company agrees to provide such information promptly in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) materially affects the rights of holders of ordinary shares and (b) unless, with respect to such meeting, the Depositary has been provided with an opinion of counsel to the Company, in form and substance satisfactory to the Depositary, to the effect that (i) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the United Kingdom, (ii) the granting of such proxy will not result in a violation of United Kingdom law, rule, regulation or permit, (iii) the voting arrangement and deemed instruction as contemplated herein will be given effect under United Kingdom law, and (iv) the granting of such discretionary proxy will not under any circumstances result in the ordinary shares represented by the ADSs being treated as assets of the Depositary under United Kingdom law. The Depositary may, but is not obligated to, require a certification by the Company as to the non-existence of the circumstances described in (a)(ii) and (a)(iii) above and shall incur no liability in connection with any matter related to such deemed instruction or the failure to provide such deemed instruction.

Share Dividends and Other Distributions

Subject to paragraphs 4 and 5 of the form ADR, to the extent practicable, the Depositary will distribute to each ADR holder entitled thereto on the record date set by the Depositary therefor at such ADR holder’s address shown on the ADR Register, in proportion to the number of deposited securities (on which the following distributions on deposited securities are received by the custodian) represented by ADSs evidenced by such holder’s ADRs:

(a) Cash: Any US dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in paragraph 10 (“Cash”) of the form of ADR, on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain holders, and (iii) deduction of the Depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to US dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US dollars to the US by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b) Shares. (i) Additional ADRs evidencing whole ADSs representing any ordinary shares available to the Depositary resulting from a dividend or free distribution on deposited securities consisting of ordinary shares (a “Share Distribution”) and (ii) US dollars available to it resulting from the net proceeds of sales of ordinary shares received in a Share Distribution, which ordinary shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

(c) Rights. (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional ordinary shares or rights of any nature available to the Depositary as a result of a distribution on deposited securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the

Company does not so furnish such evidence and sales of Rights are practicable, any US dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-transferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

(d) Other Distributions. (i) Securities or property available to the Depositary resulting from any distribution on deposited securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any US dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

The Depositary will distribute US dollars by checks drawn on a bank in the US for whole dollars and cents (any fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices), pursuant to paragraph 10 of the form of ADR.

Deposit, Withdrawal and Cancellation

Subject to paragraphs 4 and 5 of the form of ADR, upon surrender of (i) a certificated ADR in form satisfactory to the Depositary at the transfer office or (ii) proper instructions and documentation in the case of a Direct Registration ADR, the holder hereof is entitled to delivery, or to the extent in dematerialized form from, the custodian’s office of the deposited securities at the time represented by the ADSs evidenced by this ADR. At the request, risk and expense of the holder, the Depositary may deliver such deposited securities at such other place as may have been requested by the holder. Notwithstanding any other provision of the deposit agreement or this ADR, the withdrawal of deposited securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

Reclassification, Recapitalizations and Mergers

If the Company takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, (ii) any Share Distribution or Other Distribution not distributed to holders or (iii) any cash, securities or property available to the Depositary in respect of the Deposited Securities from any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the company, then the Depositary may choose to:

(a)	amend the applicable ADRs;

(b)	distribute additional or amended ADRs; and

(c)	distribute cash, securities or property on the record date set by the Depositary to reflect the transaction.

Amendment and Termination

The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of holders, shall become effective 30 days after notice of such amendment shall have been given to the holders. Every holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the holders at least 30 days prior to the date fixed in such notice for such termination, subject to the provisions of paragraph 17 of the form ADR. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and this ADR, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and this ADR, except for its obligations to the Company under Section 16 of the Deposit Agreement and to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

Limitation on Obligations and Liability to ADR Holders

The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if any present or future law, rule, fiat, order or decree of the United States, the United Kingdom or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, nationalization or other circumstance beyond its control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or this ADR provides shall be done or performed by it or them (including, without limitation, voting pursuant to paragraph 12 of the form ADR), or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADR (including, without limitation, any failure to determine that any distribution or action maybe lawful or reasonably practicable); (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence or willful misconduct; (c) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR? (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required? or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed by it to be competent to give such advice or information.

The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by them to be genuine and to have been signed, presented or given by the proper party or parties. The Depositary shall be under no obligation to inform holders or any other holders of an interest in any ADSs about the requirements of English law, rules or regulations or any changes therein or thereto. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary and its agents have agreed to indemnify the Company under certain circumstances. No disclaimer of liability under the Securities Act is intended by any provision hereof.

Books of Depositary

The Depositary will keep books at its principal office for the registration and transfer of ADRs, which will be open for your inspection at all reasonable times. Such inspection shall be for the purpose of communicating with holders in the interest of the business of the Company or a matter relating to the Deposit Agreement.